Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

June 22, 2021

Filed via EDGAR

Mr. Patrick Scott

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Invesco Advantage Municipal Income Trust II

    CIK No. 0000908993; 1940 Act No. 811-07868

Invesco Bond Fund

    CIK No. 0000005094; 1940 Act No. 811-02090

Invesco California Value Municipal Income Trust

    CIK No. 0000895531; 1940 Act No. 811-07404

Invesco High Income 2023 Target Term Fund

    CIK No. 0001682811; 1940 Act No. 811-23186

Invesco High Income 2024 Target Term Fund

    CIK No. 0001698508; 1940 Act No. 811-23251

Invesco High Income Trust II

    CIK No. 0000846671; 1940 Act No. 811-05769

Invesco Municipal Income Opportunities Trust

    CIK No. 0000835333; 1940 Act No. 811-05597

Invesco Municipal Opportunity Trust

    CIK No. 0000884152; 1940 Act No. 811-06567

Invesco Municipal Trust

    CIK No. 0000877463; 1940 Act No. 811-06362

Invesco Pennsylvania Value Municipal Income Trust

    CIK No. 0000895528; 1940 Act No. 811-07398

Invesco Quality Municipal Income Trust

    CIK No. 0000885125; 1940 Act No. 811-06591

Invesco Senior Income Trust

    CIK No. 0001059386; 1940 Act No. 811-08743

Invesco Trust for Investment Grade Municipals

    CIK No. 0000880892; 1940 Act No. 811-06471

Invesco Trust for Investment Grade New York Municipals

    CIK No. 0000883265; 1940 Act No. 811-06537

Invesco Value Municipal Income Trust

    CIK No. 0000885601; 1940 Act No. 811-06590

    (each of the above, a “Fund”)

Dear Mr. Scott:

On behalf of the above-referenced Funds, submitted herewith under the EDGAR system, are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that you communicated to Mena Larmour on June 21, 2021 with regard to the Preliminary Proxy Statement and other materials (the “Proxy Statement”). The Proxy Statement was filed with the SEC on June 10, 2021. The Proxy Statement relates to the Joint Annual Meeting of Shareholders of the Funds scheduled to be held on August 6, 2021.

Each comment from the Staff is summarized below, followed by the Funds’ response to the comment. Terms not defined herein shall have the meaning set forth for that term in the Proxy Statement.

1.	Comment: Under the description of the Fundamental Restriction Proposal on page 2 of the Proxy Statement, consider drawing more attention, with bold font or otherwise, to the discussion in the second paragraph regarding the additional investment opportunities provided by the removal of the investment restriction as well as the related risks.

Response: The Funds have revised the disclosure, as requested, by highlighting the referenced disclosure in bold font.

2.

Comment: In the section “Voting at the Meeting – Required Vote,” consider adding an explanation as to why Proposal 1 and Proposal 2 have different voting standards this may be helpful information to shareholders.

Response: The Funds have revised the referenced disclosure to include an explanation as to why Proposal 1 and Proposal 2 have different voting standards, as requested.

3.	Comment: In the section titled “The Proposals,” please include separate sections discussing Proposal 1(a) and Proposal 1(b).

Response: The Funds have revised the characterization of the Proposals in the Proxy Statement to be “Proposal 1 – Election of
Trustees” and “Proposal 2 – Removal of Fundamental Restriction” instead of “Proposals 1(a) and 1(b)” and “Proposal 2.”
Proposals 1(a) and 1(b) in the Proxy Statement were the same in terms of the matter to be acted upon (i.e., the same Nominees for Trustee were included in each Proposal); the only difference between the Proposals was the shareholders voting on each
Proposal as some Funds have Common Shares only and some Funds have Preferred Shares and Common Shares. After consideration, the Funds determined that it would be more streamlined for shareholders to present Proposal 1 as one trustee election proposal rather than bifurcate it based on who can vote on the Proposal (Common Shares only or Common and
Preferred Shares). In light of the change in the characterization of Proposal 1 as one proposal instead of Proposal 1(a) and
Proposal 1(b), the Funds respectfully decline to make the suggested change as it is no longer applicable to the current construct of the Proposals.

4.

Comment: Regarding the Trustee biographical information in the Proxy Statement, please ensure that the information for the Interested Trustee is provided separately from the information for the Independent Trustees.

Response: The Funds note the comment and will confirm that the Trustee biographical information for the Interested Trustee is provided separately from the information for the

Independent Trustees in the definitive proxy statement filing.

5.	Comment: Please confirm that the information required by Item 407(d)(1) through 407(d)(3) of Regulation S-K is included in the Proxy Statement and revise the Proxy Statement to incorporate such information if it is not already provided.

Response: The Funds confirm that the information responsive to Item 407(d)(1) through 407(d)(3) of Regulation S-K is included in the Proxy Statement, specifically noting the information on pages 19 and 25.

6.	Comment: In the section titled “The Proposals,” please clarify that the Fundamental Restriction Proposal is Proposal 2.

Response: The Funds have revised the disclosure accordingly, specifically by adding “Proposal 2” to the heading for the Fundamental Restriction Proposal.

7.	Comment: In the second paragraph of the discussion of the Fundamental Restriction Proposal, please add in plain English what is meant by “alpha opportunities.”

Response: The Funds have revised the disclosure as requested.

8.	Comment: Please provide the proxy cards supplementally with the EDGAR correspondence responding to these comments, as the as-filed proxy cards were difficult to decipher. Please also confirm that the proxy cards comply with the requirements of Rule 14a-4 of the Securities Exchange Act of 1934, as amended.

Response: The proxy cards are attached as Appendix A to this letter. The Funds confirm that the proxy cards comply with the requirements of Rule 14a-4 of the Securities Exchange Act of 1934, as amended. The Funds further note the response to
Comment #3 above and that the characterization of the Proposals outlined in the response to Comment #3 is reflected in the proxy cards. The Funds further note that because Invesco Bond Fund does not have Preferred Shares, the Preferred Share proxy card does not include Proposal 2 as it is not applicable to any of the Funds on such card.

Please direct questions or comments relating to the above to me at 215-564-8014 or Claire Olivar at 215-564-8681.

Very truly yours,

/s/ Mena Larmour
Mena Larmour

APPENDIX A

EVERY SHAREHOLDER’S VOTE IS IMPORTANT! VOTE THIS PROXY CARD TODAY! EASY VOTING OPTIONS: Please detach at perforation before mailing. INVESCO FUNDS (the “Funds”) PROXY SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES (the “Board”) PROXY FOR THE JOINT ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 6, 2021 COMMON SHARES The undersigned holder of Common Shares of the Fund(s) listed on the reverse side hereby revokes all previous proxies for his/her Common Shares of the Fund(s) and appoints Andrew Schlossberg, Jeffrey H. Kupor, Sheri S. Morris, Melanie Ringold, Adrienne Ruffle, and Elizabeth Nelson, and any one of them separately, proxies with full power of substitution in each, and hereby authorizes them to represent and to vote, as designated, at the Joint Annual Meeting of Shareholders to be held only online via live webcast, and at any adjournment(s), postponement(s) or delay(s) thereof, all of the Common Shares of the Fund(s) which the undersigned would be entitled to vote if personally present. To access the virtual meeting, enter the following Virtual Shareholder Meeting link, Meetings.computershare.com/MM6Q9FC on August 6, 2021, prior to 2:00 p.m., Central Daylight Time, and enter the 14-digit control number from the shaded box. Please refer to the Proxy Statement for a discussion of these matters, including instructions related to meeting attendance. THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF THIS PROXY CARD IS SIGNED AND RETURNED WITH NO CHOICE INDICATED, THE SHARES WILL BE VOTED “FOR ALL” THE NOMINEES AT THE DISCRETION OF THE PROXIES. PROXIES ARE AUTHORIZED TO VOTE, IN THEIR DISCRETION, UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND IN ACCORDANCE WITH THE VOTING STANDARDS SET FORTH IN THE PROXY STATEMENT WITH RESPECT TO ANY ADJOURNMENT OR POSTPONEMENT OF THE MEETING. NOTE: If you vote by telephone or on the Internet, please do NOT return your proxy card as it may cancel out your telephone or Internet vote. VOTE VIA THE INTERNET: www.proxy-direct.com VOTE VIA THE TELEPHONE: 1-800-337-3503 INV_32121_061621 PLEASE VOTE VIA INTERNET OR TELEPHONE OR MARK, SIGN, DATE ON THE REVERSE SIDE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE. xxxxxxxxxxxxxx code

EVERY SHAREHOLDER'S VOTE IS IMPORTANT!
VOTE THIS PROXY CARD TODAY!

Important Notice Regarding the Availability of Proxy Materials for the Joint Annual Meeting of Shareholders to Be Held on August 6, 2021
The Proxy Statement for this meeting is available at: https://www.proxy-direct.com/inv-32121

QUESTIONS ABOUT THIS PROXY? If you have any questions about how to vote your proxy or about the Joint Annual Meeting in general, please call toll-free **(866) 856-3065**. Representatives are available to assist you Monday through Friday 9 a.m. to 10 p.m. Eastern time.

FUNDS	FUNDS	FUNDS
Invesco Advantage Municipal Income Trust II	Invesco Bond Fund	Invesco California Value Municipal Income Trust
Invesco High Income Trust II	Invesco High Income 2023 Target Term Fund	Invesco High Income 2024 Target Term Fund
Invesco Municipal Income Opportunities Trust	Invesco Municipal Opportunity Trust	

Please detach at perforation before mailing.

This proxy is solicited on behalf of the Board. The Board recommends voting "FOR ALL" of the nominees.

TO VOTE, MARK A BOX BELOW IN BLUE OR BLACK INK. EXAMPLE: ☒

A Proposal

1. **Election of Trustees.** To withhold authority to vote for any individual nominee(s) mark the "For All Except" and write the nominee number on the line provided.
   01. Jack M. Fields 02. Martin L. Flanagan 03. Elizabeth Krentzman
   04. Robert C. Troccoli 05. James D. Vaughn

	FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT			FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT	
01 Invesco Advantage Municipal Income Trust II	☐	☐	☐	________	02 Invesco Bond Fund	☐	☐	☐	________
03 Invesco California Value Municipal Income Trust	☐	☐	☐	________	04 Invesco High Income Trust II	☐	☐	☐	________
05 Invesco High Income 2023 Target Term Fund	☐	☐	☐	________	06 Invesco High Income 2024 Target Term Fund	☐	☐	☐	________
07 Invesco Municipal Income Opportunities Trust	☐	☐	☐	________	08 Invesco Municipal Opportunity Trust	☐	☐	☐	________

2. To approve the removal of the fundamental restriction prohibiting investments in options that are not options on debt securities or in closing purchase transactions, as reflected in Invesco Bond Fund's registration statement.

	FOR	AGAINST	ABSTAIN
Invesco Bond Fund	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Sign and Date Below

Note: Please sign exactly as your name(s) appear(s) on this Proxy Card, and date it. When shares are held jointly, one or more owners should sign personally. When signing as attorney, executor, guardian, administrator, trustee, officer of corporation or other entity or in another representative capacity, please give the full title under the signature.

Date (mm/dd/yyyy) — Please print date below	Signature 1 — Please keep signature within the box	Signature 2 — Please keep signature within the box
/ /		

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xxxxxxxxxxxxxx INV1 32121 xxxxxxxx

EVERY SHAREHOLDER’S VOTE IS IMPORTANT! VOTE THIS PROXY CARD TODAY! EASY VOTING OPTIONS: Please detach at perforation before mailing. INVESCO FUNDS (the “Funds”) PROXY SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES (the “Board”) PROXY FOR THE JOINT ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 6, 2021 COMMON SHARES The undersigned holder of Common Shares of the Fund(s) listed on the reverse side hereby revokes all previous proxies for his/her Common Shares of the Fund(s) and appoints Andrew Schlossberg, Jeffrey H. Kupor, Sheri S. Morris, Melanie Ringold, Adrienne Ruffle, and Elizabeth Nelson, and any one of them separately, proxies with full power of substitution in each, and hereby authorizes them to represent and to vote, as designated, at the Joint Annual Meeting of Shareholders to be held only online via live webcast, and at any adjournment(s), postponement(s) or delay(s) thereof, all of the Common Shares of the Fund(s) which the undersigned would be entitled to vote if personally present. To access the virtual meeting, enter the following Virtual Shareholder Meeting link, Meetings.computershare.com/MM6Q9FC on August 6, 2021, prior to 2:00 p.m., Central Daylight Time, and enter the 14-digit control number from the shaded box. Please refer to the Proxy Statement for a discussion of these matters, including instructions related to meeting attendance. THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF THIS PROXY CARD IS SIGNED AND RETURNED WITH NO CHOICE INDICATED, THE SHARES WILL BE VOTED “FOR ALL” THE NOMINEES AT THE DISCRETION OF THE PROXIES. PROXIES ARE AUTHORIZED TO VOTE, IN THEIR DISCRETION, UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND IN ACCORDANCE WITH THE VOTING STANDARDS SET FORTH IN THE PROXY STATEMENT WITH RESPECT TO ANY ADJOURNMENT OR POSTPONEMENT OF THE MEETING. NOTE: If you vote by telephone or on the Internet, please do NOT return your proxy card as it may cancel out your telephone or Internet vote. VOTE VIA THE INTERNET: www.proxy-direct.com VOTE VIA THE TELEPHONE: 1-800-337-3503 INV_32121_061621 PLEASE VOTE VIA INTERNET OR TELEPHONE OR MARK, SIGN, DATE ON THE REVERSE SIDE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE. xxxxxxxxxxxxxx code

EVERY SHAREHOLDER'S VOTE IS IMPORTANT!
VOTE THIS PROXY CARD TODAY!

Important Notice Regarding the Availability of Proxy Materials for the Joint Annual Meeting of Shareholders to Be Held on August 6, 2021
The Proxy Statement for this meeting is available at: https://www.proxy-direct.com/inv-32121

QUESTIONS ABOUT THIS PROXY? If you have any questions about how to vote your proxy or about the Joint Annual Meeting in general, please call toll-free **(866) 856-3065**. Representatives are available to assist you Monday through Friday 9 a.m. to 10 p.m. Eastern time.

FUNDS	FUNDS	FUNDS
Invesco Municipal Trust	Invesco Pennsylvania Value Municipal Income Trust	Invesco Quality Municipal Income Trust
Invesco Senior Income Trust	Invesco Trust for Investment Grade Municipals	Invesco Trust for Investment Grade NY Municipals
Invesco Value Municipal Income Trust		

Please detach at perforation before mailing.

This proxy is solicited on behalf of the Board. The Board recommends voting "FOR ALL" of the nominees.

TO VOTE, MARK A BOX BELOW IN BLUE OR BLACK INK. EXAMPLE: ☒

A Proposal

1. **Election of Trustees.** To withhold authority to vote for any individual nominee(s) mark the "For All Except" and write the nominee number on the line provided.
   01. Jack M. Fields 02. Martin L. Flanagan 03. Elizabeth Krentzman
   04. Robert C. Troccoli 05. James D. Vaughn

	FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT		FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT
01 Invesco Municipal Trust	☐	☐	☐ ______	02 Invesco Pennsylvania Value Municipal Income Trust	☐	☐	☐ ______
03 Invesco Quality Municipal Income Trust	☐	☐	☐ ______	04 Invesco Senior Income Trust	☐	☐	☐ ______
05 Invesco Trust for Investment Grade Municipals	☐	☐	☐ ______	06 Invesco Trust for Investment Grade NY Municipals	☐	☐	☐ ______
07 Invesco Value Municipal Income Trust	☐	☐	☐ ______				

2. To approve the removal of the fundamental restriction prohibiting investments in options that are not options on debt securities or in closing purchase transactions, as reflected in Invesco Bond Fund's registration statement.

   Not Applicable

B Authorized Signatures — This section must be completed for your vote to be counted. — Sign and Date Below

Note: Please sign exactly as your name(s) appear(s) on this Proxy Card, and date it. When shares are held jointly, one or more owners should sign personally. When signing as attorney, executor, guardian, administrator, trustee, officer of corporation or other entity or in another representative capacity, please give the full title under the signature.

Date (mm/dd/yyyy) — Please print date below	Signature 1 — Please keep signature within the box	Signature 2 — Please keep signature within the box
/ /		

Scanner bar code

xxxxxxxxxxxxxx INV1 32121 xxxxxxxx

EVERY SHAREHOLDER’S VOTE IS IMPORTANT! VOTE THIS PROXY CARD TODAY! EASY VOTING OPTIONS: Please detach at perforation before mailing. INVESCO FUNDS (the “Funds”) PROXY SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES (the “Board”) PROXY FOR THE JOINT ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 6, 2021 PREFERRED SHARES The undersigned holder of Preferred Shares of the Fund(s) listed on the reverse side hereby revokes all previous proxies for his/her Preferred Shares of the Fund(s) and appoints Andrew Schlossberg, Jeffrey H. Kupor, Sheri S. Morris, Melanie Ringold, Adrienne Ruffle, and Elizabeth Nelson, and any one of them separately, proxies with full power of substitution in each, and hereby authorizes them to represent and to vote, as designated, at the Joint Annual Meeting of Shareholders to be held only online via live webcast, and at any adjournment(s), postponement(s) or delay(s) thereof, all of the Preferred Shares of the Fund(s) which the undersigned would be entitled to vote if personally present. To access the virtual meeting, enter the following Virtual Shareholder Meeting link, Meetings.computershare.com/MM6Q9FC on August 6, 2021, prior to 2:00 p.m., Central Daylight Time, and enter the 14-digit control number from the shaded box. Please refer to the Proxy Statement for a discussion of these matters, including instructions related to meeting attendance. THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF THIS PROXY CARD IS SIGNED AND RETURNED WITH NO CHOICE INDICATED, THE SHARES WILL BE VOTED “FOR ALL” THE NOMINEES AT THE DISCRETION OF THE PROXIES. PROXIES ARE AUTHORIZED TO VOTE, IN THEIR DISCRETION, UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND IN ACCORDANCE WITH THE VOTING STANDARDS SET FORTH IN THE PROXY STATEMENT WITH RESPECT TO ANY ADJOURNMENT OR POSTPONEMENT OF THE MEETING. NOTE: If you vote by telephone or on the Internet, please do NOT return your proxy card as it may cancel out your telephone or Internet vote. VOTE VIA THE INTERNET: www.proxy-direct.com VOTE VIA THE TELEPHONE: 1-800-337-3503 INV_32121_061621_Pref PLEASE VOTE VIA INTERNET OR TELEPHONE OR MARK, SIGN, DATE ON THE REVERSE SIDE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE. xxxxxxxxxxxxxx code

EVERY SHAREHOLDER'S VOTE IS IMPORTANT!
VOTE THIS PROXY CARD TODAY!

Important Notice Regarding the Availability of Proxy Materials for the Joint Annual Meeting of Shareholders to Be Held on August 6, 2021
The Proxy Statement for this meeting is available at: https://www.proxy-direct.com/inv-32121

QUESTIONS ABOUT THIS PROXY? If you have any questions about how to vote your proxy or about the Joint Annual Meeting in general, please call toll-free **(866) 856-3065**. Representatives are available to assist you Monday through Friday 9 a.m. to 10 p.m. Eastern time.

FUNDS
Invesco Advantage Municipal Income Trust II
Invesco Municipal Opportunity Trust
Invesco Quality Municipal Income Trust
Invesco Trust for Investment Grade NY Municipals

FUNDS
Invesco California Value Municipal Income Trust
Invesco Municipal Trust
Invesco Senior Income Trust
Invesco Value Municipal Income Trust

FUNDS
Invesco Municipal Income Opportunities Trust
Invesco Pennsylvania Value Municipal Income Trust
Invesco Trust for Investment Grade Municipals

Please detach at perforation before mailing.

This proxy is solicited on behalf of the Board. The Board recommends voting "FOR ALL" of the nominees.

TO VOTE, MARK A BOX BELOW IN BLUE OR BLACK INK. EXAMPLE: ☒

A Proposal

1. **Election of Trustees.** To withhold authority to vote for any individual nominee(s) mark the "For All Except" and write the nominee number on the line provided.
   01. Jack M. Fields 02. Martin L. Flanagan 03. Elizabeth Krentzman
   04. Robert C. Troccoli 05. James D. Vaughn

	FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT		FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT
01 Invesco Advantage Municipal Income Trust II	☐	☐	☐ ________	02 Invesco California Value Municipal Income Trust	☐	☐	☐ ________
03 Invesco Municipal Income Opportunities Trust	☐	☐	☐ ________	04 Invesco Municipal Opportunity Trust	☐	☐	☐ ________
05 Invesco Municipal Trust	☐	☐	☐ ________	06 Invesco Pennsylvania Value Municipal Income Trust	☐	☐	☐ ________
07 Invesco Quality Municipal Income Trust	☐	☐	☐ ________	08 Invesco Senior Income Trust	☐	☐	☐ ________
09 Invesco Trust for Investment Grade Municipals	☐	☐	☐ ________	10 Invesco Trust for Investment Grade NY Municipals	☐	☐	☐ ________
11 Invesco Value Municipal Income Trust	☐	☐	☐ ________				

B Authorized Signatures — This section must be completed for your vote to be counted. — Sign and Date Below

Note: Please sign exactly as your name(s) appear(s) on this Proxy Card, and date it. When shares are held jointly, one or more owners should sign personally. When signing as attorney, executor, guardian, administrator, trustee, officer of corporation or other entity or in another representative capacity, please give the full title under the signature.

Date (mm/dd/yyyy) — Please print date below	Signature 1 — Please keep signature within the box	Signature 2 — Please keep signature within the box
/ /		

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XXXXXXXXXXXXXX INV2 32121 XXXXXXXX